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                           July 27, 2022

       Kemper Isely
       Principal Executive Officer, Co-President and Director
       Natural Grocers by Vitamin Cottage, Inc.
       12612 West Alameda Parkway
       Lakewood, Colorado 80228

                                                        Re: Natural Grocers by
Vitamin Cottage, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2021
                                                            Filed December 9,
2021
                                                            File No. 001-35608

       Dear Mr. Isely:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2021

       Notes to Consolidated Financial Statements
       3. Revenue Recognition, page 69

   1.                                                   Your disclosure in the
filing indicates that your {N}power   Customer Loyalty Program
                                                        introduced in fiscal
year 2015 offers accumulation of rewards to the members. Please expand your accounting
policy disclosure to provide your consideration of such
                                                        accumulation of rewards
in your revenue recognition. Please refer to ASC 606-10-32 for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kemper Isely
Natural Grocers by Vitamin Cottage, Inc.
July 27, 2022
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameKemper Isely                        Sincerely,
Comapany NameNatural Grocers by Vitamin Cottage, Inc.
                                                      Division of Corporation
Finance
July 27, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName